UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 7)*

___________NVIDIA Corporation____________
(Name of Issuer)

____________Common Stock______________
(Title of Class of Securities)

_____________67066G104_________________
(CUSIP Number)

________________December 31, 2006________________
(Date of Event Which Requires Filing of This Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67066G104	13G	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY) Jen-Hsun Huang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 5,488,496(1)
	6	SHARED VOTING POWER 15,586,174
	7	SOLE DISPOSITIVE POWER 5,488,496(1)
	8	SHARED DISPOSITIVE POWER 15,586,174
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,074,670(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.7%
12	TYPE OF REPORTING PERSON (See Instructions) IN
(1) Includes 5,238,496 shares issuable pursuant to options exercisable within 60 days of December 31, 2006.

CUSIP No. 67066G104	13G	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY) Lori Huang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 15,586,174
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 15,586,174
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,586,174
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.3%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 67066G104	13G	Page 4 of 9 Pages

1
NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY)
Jen-Hsun Huang and Lori Huang, as Co-Trustees of the Jen-Hsun and Lori Huang Living Trust u/a/d May 1, 1995 (“Trust”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 15,586,174
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 15,586,174
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,586,174
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.3%
12	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 67066G104	13G	Page 5 of 9 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY) J. and L. Huang Investments, L.P. (“Huang Investments”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,214,826
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,214,826
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,214,826
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.3%
12	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 67066G104	13G	Page 6 of 9 Pages

Item 1.
(a)	Name of Issuer
                NVIDIA Corporation

(b)	Address of Issuer’s Principal Executive Offices
                2701 San Tomas Expressway
Santa Clara, CA 95050

Item 2.
(a)	Name of Person Filing:
                Jen-Hsun Huang
 Lori Huang
                Jen-Hsun Huang and Lori Huang, as Co-Trustees of The Jen-Hsun and Lori Huang Living Trust u/a/d May 1, 1995 (“Trust”)
                J. and L. Huang Investments, L.P. (“Huang Investments”)

(b)	Address of Principal Business Office or, if none, Residence
2701 San Tomas Expressway
               Santa Clara, CA 95050

(c)	Citizenship
              Jen-Hsun Huang       USA
              Lori Huang        USA
              Trust               California
              Huang Investments       California

(d)	Title of Class of Securities: Common Stock, $.001 par value

(e)	CUSIP Number: 67066G104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

CUSIP No. 67066G104	13G	Page 7 of 9 Pages

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount Beneficially Owned:
                Jen-Hsun Huang   21,074,670*
                 Lori Huang       15,586,174**
Trust          15,586,174**
Huang Investments  1,214,826***
(b)	Percent of Class:
               Jen-Hsun Huang         5.7%
Lori Huang     4.3%
Trust       4.3%
Huang Investments    0.3%
(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:
  Jen-Hsun Huang   5,488,496*
Lori Huang     0
Trust             0**
Huang Investments    0***
(ii)	Shared power to vote or to direct the vote:
  Jen-Hsun Huang   15,586,174**
Lori Huang      15,586,174**
Trust          15,586,174**
Huang Investments   1,214,826***
(iii)	Sole power to dispose or to direct the disposition of:
  Jen-Hsun Huang  5,488,496*
Lori Huang         0
Trust            0**
Huang Investments    0***
(iv)	Shared power to dispose or to direct the disposition of:
Jen-Hsun Huang      15,586,174**
Lori Huang      15,586,174**
Trust          15,586,174**
Huang Investments  1,214,826***
    * Includes 5,238,496 shares issuable pursuant to options exercisable within 60 days of December 31, 2006.
**By virtue of their status as co-trustees of the Trust, each of Jen-Hsun Huang and Lori Huang may be deemed to have shared beneficial ownership of the 14,371,348 shares held by the Trust and the 1,214,826 shares held by Huang Investments, which the Trust is a general partner of, and to have shared power to vote or to direct the vote or to dispose of or direct the disposition of such securities.
***By virtue of their status as co-trustees of the Trust that is a general partner of Huang Investments, each of Jen-Hsun and Lori Huang may be deemed to have shared beneficial ownership of the 1,214,826 shares held by Huang Investments and to have shared power to vote or to direct the vote or to dispose of or direct the disposition of such securities.

CUSIP No. 67066G104	13G	Page 8 of 9 Pages

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of a Group

Not Applicable

Item 10.	Certification

Not Applicable

CUSIP No. 67066G104	13G	Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 9, 2007
Date

/s/ JEN-HSUN HUANG
Jen-Hsun Huang

/s/ LORI HUANG
                          Lori Huang

                               Jen-Hsun Huang and Lori Huang, as Co-Trustees of The Jen-Hsun and Lori Huang Living Trust u/a/d May 1, 1995

/s/ JEN-HSUN HUANG
Jen-Hsun Huang, Trustee

/s/ LORI HUANG
Lori Huang, Trustee

J. and L. Huang Investments, L.P.

By: Jen-Hsun Huang and Lori Huang, as Co-Trustees of The Jen-Hsun and Lori Huang Living Trust u/a/d May 1, 1995, its General Partner

/s/ JEN-HSUN HUANG
Jen-Hsun Huang, Trustee

/s/ LORI HUANG
Lori Huang, Trustee